SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    June, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    June  1,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com


                      SPECTRUM SIGNAL PROCESSING WINS MAJOR
                           SIGNAL INTELLIGENCE PROGRAM

BURNABY,  B.C., CANADA - JUNE 1, 2000 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSE:SSY), an industry leader in multiprocessing systems, today announced that it has received an initial purchase order for US$ 1.9 million as part of a long term signal intelligence program that will integrate Spectrum's digital radio systems into a number of key surveillance applications. Under the terms of the contract Spectrum becomes a sole source provider of digital radio systems into this program for a period of three years and up to a total revenue figure of US$ 18 million, with the potential to renew the agreement after three years or once the revenue limit is met. In addition, the contract will facilitate the purchasing process for both parties by speeding up order processing and delivery for the duration of the program.

"Being selected as the standard signal processing supplier by three tier one customers was one of this year's key milestones for our signal intelligence team. Today's announcement represents the first of these wins, and we are currently on track to announce two more before the end of this year," said Pascal Spothelfer, President & CEO. "Long term, strategic programs are the foundation of sustainable growth in this business. We have a solid, successful track record in this market area and we plan to build on that success with a very focused sales and R&D effort, which includes incorporating our signal intelligence business unit as a US-based company later this year," he added.

SPECTRUM SIGNAL PROCESSING is a world leader in multiprocessing systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements that reflect the judgment of the company as of the date of this release. Revenue expectations are dependent on the success of the customer's program and on the customer's ability to sustain its funding throughout the term of the program. Actual results may differ materially from those projected. The Company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        June 1, 2000               and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)